SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)1

RAINDANCE COMMUNICATIONS, INC.
(Name of Issuer)

Common Stock, par value $0.0015 per share
(Title of Class of Securities)

30048Q202
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[      ]    Rule 13d-1(b)
[      ]     Rule 13d-1(c)
[ X  ]    Rule 13d-1(d)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 30048Q202

    1.        Names of Reporting Persons.
               I.R.S. Identification Nos. of above persons (entities only).

               Centennial Holdings V, L.P.

    2.        Check the Appropriate Box if a Member of a Group (See Instructions)

               (a) ___

               (b) ___

    3.      SEC Use Only

    4.      Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	2,636,047 2,636,047

    9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             2,636,047

    10.      Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

               ____

    11.     Percent of Class Represented by Amount in Row (9)

             4.9%

    12.     Type of Reporting Person (See Instructions)

             PN

CUSIP No. 30048Q202

    1.     Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Centennial Fund VI, L.P.

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

             (a) ___

             (b) ___

     3.     SEC Use Only

    4.     Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	3,161,615 3,161,615

    9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             3,161,615

    10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             ____

    11.     Percent of Class Represented by Amount in Row (9)

             5.9%

    12.     Type of Reporting Person (See Instructions)

             PN

CUSIP No. 30048Q202

    1.     Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Centennial Holdings VI, LLC

    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a)___

            (b) ___

    3.     SEC Use Only

    4.     Citizenship or Place of Organization

             Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. 6. 7. 8.	Sole Voting Power: Shared Voting Power: Sole Dispositive Power: Shared Dispositive Power:	3,427,832 3,427,832

    9.     Aggregate Amount Beneficially Owned by Each Reporting Person

             3,427,832

    10.     Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

             ____

    11.     Percent of Class Represented by Amount in Row (9)

             6.4%

    12.     Type of Reporting Person (See Instructions)

             OO

Item 1(a).     Name of Issuer:

            Raindance Communications, Inc.

Item 1(b).     Address of Issuer’s Principal Executive Offices:

             1157 Century Dr., Louisville Colorado 80027

Item 2(a).     Name(s) of Person(s) Filing:

1. 2.	Centennial Fund VI, L.P., a Delaware limited partnership ("Fund VI"), by virtue of its direct beneficial ownership of the Issuer's common stock (the "Shares"); and

Centennial Holdings VI, LLC, a Delaware limited liability company ("Holdings VI"), by virtue of its direct beneficial 0wnership of Shares and by virtue of being the sole general partner of Fund VI, the sole general partner of Centennial Entrepreneurs VI, L.P. ("Entrepreneurs VI"), and the managing member of CSP VI Management, which in turn is the sole general partner of Centennial Strategic Partners VI, L.P. ("CSP"). Entrepreneurs VI and CSP are direct beneficial owners of Shares.

Fund VI and Holdings VI are collectively referred to as the "Reporting Persons."

As of December 31, 2003, Centennial Holdings V, L.P., a Delaware limited partnership ("Holdings V"), ceased to beneficially own more than 5% of the Shares and, as a result, has ceased to be a Reporting Person.

Steven C. Halstedt, Jeffrey H. Schutz, David C. Hull, Jr. and Duncan T. Butler, Jr. are the sole general partners of Holdings VI (collectively, the "Individual Partners"). By virtue of the relationships described above and their roles with the Reporting Persons, each of the Individual Partners may be deemed to control the Holdings VI and may be deemed to possess indirect beneficial ownership of the Shares directly held by Fund VI, Entrepreneurs VI and CSP. However, none of the Individual Partners, acting alone, has voting or investment power with respect to such Shares, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Holdings VI, Fund VI, Entrepreneurs VI and CSP.

With the exception of Duncan T. Butler, Jr., the Individual Principals are also the sole managing partners of Holdings V, which in turn is the sole general partner of Centennial Fund V, L.P. and Centennial Entrepreneurs Fund V, L.P. The Individual Principals are also the sole managing directors of Centennial Holdings I, LLC. However, the Individual Principals disclaim beneficial ownership of Shares directly beneficially held by such entities.

Item 2(b).     Address of Principal Business Office or, if None, Residence

             1428 15th Street, Denver, Colorado 80202

Item 2(c).     Citizenship:

             Delaware

Item 2(d).     Title of Class of Securities:

             Common Stock

Item 2(e).     CUSIP Number:

             30048Q202

Item 3.     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) (b) (c) (d) (e) (f) (g) (h) (i) (h)	         	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
Investment company registered under section 8 of the Investment Company Act, (15 U.S.C. 80a-8);
An investment adviser in accordance withss.240.13d-1(b)(1)(ii)(E);
An employee benefit plan or endowment fund in accordance withss.240.13d-1(b)(1)(ii)(F);
A parent holding company or control person in accordance withss.240.13d-1(b)(1)(ii)(G);
A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
Group, in accordance withss.240.13d-1(b)(1)(ii)(J).

             Not applicable

Item 4.     Ownership.

(a) (b) (c)	Amount beneficially owned:

As of December 31, 2003, Fund VI directly beneficially owned 3,161,615 Shares, Entrepreneurs VI directly beneficially owned 83,200 Shares, CSP directly beneficially owned 166,401 Shares and Holdings VI directly beneficially owned 16,616 Shares. By virtue of the relationships described in this Statement, Holdings VI may be deemed to beneficially own the Shares directly beneficially owned by Fund VI, Entrepreneurs VI and CSP.

As of December 31, 2003, Centennial Holdings I, L.L.C. ("Centennial LLC") directly beneficially owned 66,560 Shares. Each of the Individual Partners is a managing member of Centennial LLC, but none of the Individual Partners, acting alone, has voting or investment power with respect to such Shares, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by Centennial LLC.

As of December 31, 2003, Holdings V directly beneficially owned 10,479 Shares and may be deemed to beneficially own the 2,562,647 Shares directly beneficially owned by Centennial Fund V, L.P. and the 62,922 Shares directly beneficially owned Centennial Entrepreneurs V, L.P. Each of the Individual Partners other than Mr. Butler is a general partner Holdings V, but none of the Individual Partners, acting alone, has voting or investment power with respect to such Shares, and, as a result, each Individual Partner disclaims beneficial ownership of the Shares held by such entities.

Stephen C. Halstedt directly beneficially owns 20,368 Shares. Mr. Halstedt also holds a options to purchase 131,666 Shares as a result of serving as a director of the Issuer.

Percent of class:

The 3,161,615 Shares directly beneficially held by Fund VI as of December 31, 2003 represent approximately 5.9% of the 53,853,075 outstanding Shares as of October 31, 2003, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2003. The 3,427,832 Shares directly and indirectly beneficially held by Holdings VI as of December 31, 2003 represent approximately 6.4% of the 53,853,075 outstanding shares.

The 2,636,047 Shares indirectly beneficially held by Holdings V as of December 31, 2003 represent approximately 4.9% of the 53,853,075 outstanding Shares as of October 31, 2003, as reported by the Issuer in its quarterly report on Form 10-Q for the quarter ended September 30, 2003.

Number of shares as to which such person has:

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: Shared power to vote or to direct the vote: Sole power to dispose or to direct the disposition of: Shared power to dispose or to direct the disposition of:	2,636,047 (Holdings V) 3,161,615 (Fund VI) 3,427,832 (Holdings VI) -0- 2,636,047 (Holdings V) 3,161,615 (Fund VI) 3,427,832 (Holdings VI) -0-

Item 5.      Ownership of Five Percent or Less of a Class..

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. X

As of December 31, 2003, Holdings V ceased to beneficially own more than 5% of the Shares.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

             Not applicable

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable

Item 8.     Identification and Classification of Members of the Group.

             Not applicable

Item 9.     Notice of Dissolution of Group.

             Not applicable

Item 10.     Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2004 (Date) /s/ Steven C. Halstedt (Signature) Steven C. Halstedt, as managing principal of Centennial Holdings VI, LLC, the general partner of Centennial Fund VI, L.P. (Name/Title)